European Bank for Reconstruction & Development DSTRBRPT

Exhibit (c)(ii)

T +44 (0)20 7986 4000

F +44 (0)20 7986 2266

Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB United Kingdom

6 March 2024

To:	European Bank for Reconstruction and Development

Attention:     Giulia Franzutti

Dear Sirs,

European Bank for Reconstruction and Development (the “Issuer”)
U.S.$50,000,000 Floating Rate Global Notes due 20 February 2028 (the “Notes”) (to be
consolidated and form a single series with the Issuer’s U.S.$750,000,000 Floating Rate
Global Notes due 20 February 2028 issued on 20 February 2024) issued pursuant to the
European Bank for Reconstruction and Development EUR 45,000,000,000 Global Medium
Term Note Programme for the issue of notes

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement.

We confirm that:

(i)	We agree to pay:

(a)	the fees and expenses of our legal advisers;

(b)	the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers the Issuer in connection with the necessary United States filing;

(c)	the fees and expenses of the Agent and any paying agents;

(d)	all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and

(e)	the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii)	In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R.§ 290.3 no later than the date of this agreement, we confirm that the Notes are expected to be offered or sold in the United States.

In addition, we confirm that the provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 (the “Programme Agreement”) will not apply in relation to this issue of Notes.

Citigroup Global Markets Limited

Registered office at above address. Registered in England, Number 1763297

Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority

T +44 (0)20 7986 4000

F +44 (0)20 7986 2266

Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB United Kingdom

The selling commission in respect of the Notes will be 0.036 per cent. of the principal amount of the Notes and will be deductible from the proceeds of the issue.

The net proceeds of the issue are U.S.$ 50,153,500 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with DTC, account number 908, for sub-account number 096170

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules we acknowledge that we understand the responsibilities conferred upon us under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes.

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For:  Citigroup Global Markets Limited

By:	/s/ Aoife Gribbin
Authorised signatory

Citigroup Global Markets Limited

Registered office at above address. Registered in England, Number 1763297

Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority